UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010.

Commission File Number: 000-53684

CSR plc
(Translation of registrant's name into English)

Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
United Kingdom
Tel: +44 (0) 1223 692000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                      Form 40-F [_]

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]   No[x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

The Registrant’s Unaudited Results for the First Quarter ended 2 April 2010.

EXHIBITS
Exhibit No.	Description
1.1	The Registrant’s Unaudited Results for the First Quarter ended 2 April 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: May 5, 2010	By: /s/ Brett Gladden

Brett Gladden Company Secretary

EXHIBIT 1.1

CSR PLC UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 2 APRIL 2010

Strong performance. Positive outlook.

London: 5 May, 2010: CSR plc (“CSR”) today reports first quarter results:

•	Strong first quarter revenue. Robust gross margin. Strong performance across all business units.
•	Increased adoption of latest generation products. Accelerating and widening demand for connectivity chips across sectors and geographies.
•	Key Tier 1 Wi-Fi and GPS design wins.

First Quarter Financial Highlights

•	Revenue $173.0m up 114.6% over Q1’09: $80.6m.
•	Up 50.7% over the pro-forma aggregated revenue in Q1’09: $114.8m.
•	Underlying gross margin up 5.4% pts to 46.5%; Q1 ’09: 41.1%.
•	Underlying operating profit $11.5m; Q1 ’09: $16.5m loss.
•	Operating profit $4.9m; Q1’09: $21.2m loss.
•	Underlying diluted earnings per share $0.05; Q1’09: $0.06 loss.
•	Diluted earnings per share $0.02; Q1’09: $0.09 loss.
•	Cash outflow from operating activities of $2.7m resulting in cash, cash equivalents and treasury deposits of $408.1m.

Outlook
•	Second quarter 2010 revenue expected to be between $210m and $225m.
•	Strong drivers for our long-term growth through the connectivity centre across technologies, business segments and regions.

Commenting, Joep van Beurden, Chief Executive Officer, said:

"We’ve had a good start to the year with strong first quarter revenues and robust margins, which positions us well for the year.  All our divisions have performed well, reflecting the strength of our new generation products and our increasing diversification - by products, market segments, geographies and customers. In Wi-Fi, we’ve won multiple phone platforms with our first Tier 1 Wi-Fi customer and we’ve added another Tier 1 customer for SiRFstarIV to our GPS handset customer base.

“The global economy may well continue to produce surprises; but we have an established, leading presence and portfolio of products in all our markets - and our markets are expanding, both by geography and end-consumer sector. The trend towards smart phones in the mobile sector is now well known. Beyond mobile phones, consumers increasingly expect to find connectivity and location services built into vehicles and into an increasingly wide range of electronic goods, including gaming devices, digital still cameras and wearable platforms. All this feeds demand for our chips, and the growth of the BRIC countries is adding to marketplace momentum.  Our focus will remain on innovation and execution to exploit this and seize the expanding long term market opportunities we see.”

CSR First Quarter 2010 Results Table

	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Q4 2009	Change Q4 2009 to Q1 2010
Revenue	$173.0m	$80.6m	$92.4m	$198.1m	($25.1m)
Pro forma aggregated revenue	$173.0m	$114.8m	$58.2m	$198.1m	($25.1m)
Underlying* gross margin	46.5%	41.1%	5.4%	47.3%	(0.8%)
Underlying* R&D expenditure	$43.7m	$32.1m	$11.6m	$43.2m	$0.5m
Underlying* SG&A expenditure	$25.3m	$17.5m	$7.8m	$24.6m	$0.7m
Underlying* operating profit	$11.5m	($16.5m)	$28.0m	$25.8m	($14.3m)
Operating profit	$4.9m	($21.2m)	$26.1m	$21.0m	($16.1m)
Underlying* diluted earnings (loss) per share	$0.05	($0.06)	$0.11	$0.14	($0.09)
Diluted earnings (loss) per share	$0.02	($0.09)	$0.11	$0.11	($0.09)
Net cash from operating activities	($2.7m)	$3.6m	($6.3m)	$20.9m	($23.6m)
Cash, cash equivalents & treasury deposits and investments	$408.1m	$262.9m	$145.2m	$412.4m	($4.3m)

Underlying results for Q1 2010 exclude charges in cost of sales for amortisation of intangible assets (Q1 2010: $1.3 million; Q4 2009: $nil; Q1 2009: $nil), in R&D for the amortisation of acquired intangible assets  (Q1 2010: $1.3 million; Q4 2009: $2.5 million; Q1 2009: $1.2 million) and share option charges (Q1 2010: $1.8 million; Q4 2009: $1.4 million; Q1 2009: $1.5 million) and in SG&A, amortisation of acquired intangible assets (Q1 2010: $0.8 million; Q4 2009: $1.0 million; Q1 2009: $nil) integration and restructuring charges (Q1 2010: $nil; Q4 2009: $nil; Q1 2009: $1.0 million) and share option charges (Q1 2010: $1.3 million; Q4 2009: credit of $0.1 million; Q1 2009: $1.0 million). Underlying EPS also excludes the tax effects associated with these items.

The figures in the table described as ‘aggregated’ represent the combined results of CSR and SiRF in Q1 2009. Allocations of expenses between gross margin, research and development and sales, general and administrative costs may not have been consistent between CSR and SiRF and as such, this information may not be comparable with post-acquisition results.

* Non GAAP Disclosure. Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures and underlying SG&A expenditure, and operating profit, operating margin and earnings per share derived therefrom) provide additional useful information on underlying trends.  Management uses underlying results to assess the financial performance of CSR’s business activities.  The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

Enquiries:
CSR plc
Will Gardiner, Chief Financial Officer
Scott Richardson Brown, Corporate Finance & IR Director      Tel: +44 (0) 1223 692 000

US Investors	UK Media
Mozes Communications LLC	FD
Tel: +1 781 652 8875	Tel: +44 (0) 20 7831 3113
Kristine Mozes	James Melville-Ross
Haya Herbert-Burns

UK Webcast and Presentation:

A presentation for UK analysts and investors will be held at 10.00am UK time today at UBS, 1 Finsbury Avenue, London, EC2M 2PP.

A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 10.00am UK time on Wednesday 5 May 2010 and will be available to view on demand from approximately 2.00pm UK time. A dial-in facility will be available as follows: United Kingdom dial-in: 0800 238 7377, rest of the world dial-in: +44 (0) 20 7906 8557.

An audio replay facility of the presentation will be made available on the investor relations pages of the CSR website (www.csr.com) for one week following the announcement date. The presentation will be available for replay on 0800 238 9699; Access Code: 264253#, or +44 (0)20 3364 5943 (outside of the UK).

US Webcast:

A conference call for US analysts and investors will be held at 9.00am EST on Wednesday 5 May 2010.

To access this call dial (USA Toll Free Call) +1 866 546 4358. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 9.00am EST time on Wednesday 5 May 2010 and will be available to view on demand from approximately 3.00pm EST time.

The presentation will be available for replay on +1 866 286 6997; Access Code: 264254#, or +44 (0)20 3364 5943 (outside of the USA).

A recording of the analyst and investor calls will also be available on the investor relations pages of the CSR website (www.csr.com) for six months.

Operating Review

As the global economy continued to recover during the first quarter, CSR’s markets performed well; partly as a result of the recovery from the difficult environment of the first quarter of 2009, and partly reflecting the fundamental long-term growth in our markets.  Smart phones performed well, with consumer demand in developed economies trending to touch-screen, highly featured models and as many new, lower priced models were introduced globally. For instance in China, the lower priced Ophone platform, which includes CSR’s GPS technology, is driving smart phone penetration. The automotive markets also performed strongly, with hands-free connectivity and GPS increasingly being incorporated in new models.  In addition, government legislation mandating GPS technology for vehicle tracking has been adopted in Brazil, which is a major automotive market where CSR enjoys strong market share.

In consumer electronics, our markets rebounded strongly and underlying trends continue to be very supportive. GPS is increasingly being introduced in this segment: in digital still cameras, in wearable platforms and across multiple other devices.  Finally, our strong position in the BRIC economies has helped us benefit not only from their robust growth in the first quarter, but also from the longer term trends supporting wide adoption of connectivity centre technologies. As a result, CSR performed well, across all of our business units.

	Q1 2010	Pro forma Aggregated Q1 2009	Change Q1 2010 to Q1 2009
Handsets	$85.7m	$71.3m	20.2%
Audio & Consumer	$42.9m	$19.9m	115.6%
Automotive & Personal Navigation Devices	$44.4m	$23.6m	88.1%
Total	$173.0m	$114.8m	50.7%

Note: Revenue numbers for this section in 2009 are pro forma aggregated, incorporating the revenue from SiRF for the relevant division to enable like for like comparison.

Handsets (49% of 2010 total revenue; 62% of pro forma aggregated 2009 total revenue)

Positive demand for our handset products continued in the quarter with ongoing market share gains across all technologies. Particular highlights were our growing Tier 1 design traction in GPS with SiRFstarIV and our first Tier 1 win in Wi-Fi.  As a result of this momentum, our revenues were ahead of expectations at $85.7m, up 20.2% on pro forma aggregated revenue for Q1 2009.

The handset market continues to grow well with most market commentators expecting handset volume growth in 2010 to be around 10%. Particularly relevant to us is the exceptional growth occurring in the smart phone market where Bluetooth, GPS, Wi-Fi and High Fidelity Audio are prerequisites. In addition, we continue to see our technologies penetrating deeper into the handset market and many feature phones now have multiple connectivity centre solutions.

We continue to gain market share across the handset space. BC7000 is selling well on multiple platforms in Korea, Europe and China, and more broadly, we continue to gain market share in Bluetooth. In Wi-Fi, in addition to the three customers previously announced we won our first Tier 1 designs for our latest generation Wi-Fi combination module CSR9000. This is on the back of continued strong interest for this product across Asia.

In GPS, we won a new Tier 1 customer for SiRFstarIV. We are now shipping GPS products to four of the top seven smart phone manufacturers globally.  With the penetration of GPS in smart phones and feature phones rising strongly, we expect that business to ramp through the rest of this year and beyond particularly where we see growing opportunities in China and India.

Audio & Consumer (25% of total revenue; 17% of pro forma aggregated 2009 total revenue)

Our Audio & Consumer business unit performed well in the quarter. While Bluetooth is the major technology in this segment, GPS penetration is increasing, enabling GPS to start making a notable contribution, for instance in devices like digital still cameras.  Revenues during the quarter were $42.9m, up 115.6% on pro forma aggregated revenues for Q1 2009.

Demand for headsets rebounded strongly in the quarter and is recovering well after a difficult 2009. Sell through in the US in the first quarter was back to the levels seen in the first quarter 2008, before the impact of the recession.  We continue to be the leaders in the headset market and have won a number of new high-end headset designs, with stereo Bluetooth in particular continuing to gain momentum.  Two independent surveys ranked CSR-based headsets as having the best performance and call clarity of all those tested. Our products featured in all five of those headsets recommended by CNET and nine out of ten of those featured by PC Mag.com.

A number of handset manufacturers are also entering the headset market, and we won the design for a leading North American handset manufacturer’s first Bluetooth stereo headset.  Headsets are also playing an increasingly important role in the gaming sector and during the quarter we won a next generation headset design from a leading Japanese gaming manufacturer.  We also benefited from the combination of buoyant demand for gaming products beyond the usual Christmas sales peak with expanding opportunities in this sector for our Bluetooth products.

Other exciting design-wins during the quarter included a leading European consumer electronics manufacturer which is incorporating a suite of our solutions into its latest portable media player.  We will be supplying our Bluetooth, Wi-Fi and GPS technologies as well as CSR Synergy for Android, which will enable them to optimise performance and the consumer experience.  Our ability to provide a full platform solution is proving attractive to our customers.

Digital still cameras (DSCs) represent a new and potentially significant segment, using GPS for geo-tagging photos, but also Bluetooth and Wi-Fi to download photos.  Apple’s latest OS4.0 enables geo-tagging of all photographs on the iPhone, which we believe will help to drive adoption elsewhere in the industry.  During the quarter, we announced that our SiRFstarIII technology was featured in two of the latest Panasonic hybrid DSCs, the DMC-ZS7 and DMC-TZ10.  We had several other design wins with industry leading camera brands adopting our SiRFstarIV technology as well as interest from the health & well-being and netbook markets, all creating significant design-win opportunities for SiRFstarIV.  Our competitive edge remains superior GPS performance, jamming rejection, ultra low power and quick time to fix, all sought after applications for geo-tagging.  While today the GPS attach rate in DSC’s is still low, we see this as a large growth opportunity for CSR’s connectivity centre.

There were several interesting developments in the health & well-being segment.  First, Garmin launched its latest sports watch, using SiRFstarIV and we expect adoption of our technology into similar devices during 2010. Second was the launch of Bluetooth 4.0 or BTLE, the low energy variant of Bluetooth.  While we fully expect Bluetooth4.0 will be relevant throughout our customer base, the initial interest has been particularly strong in the health & well-being market where Bluetooth4.0 is perfectly suited to many of the use cases.  An example is heart rate monitors where small amounts of data can be transferred seamlessly from  the runner’s device to their  PC for further analysis.  Because of its low energy capability Bluetooth4.0 has the potential to open up significant new markets for products where battery life is important and examples include low energy mice and keyboards in the PC market.

Automotive & Personal Navigation Devices (26% of total revenue; 21% of pro forma aggregated 2009 total revenue)

During the quarter, demand was very strong across both the automotive and PND segments, especially in some of the world’s rapidly growing markets, such as China, India and Brazil.  Revenues were therefore better than expected at $44.4m, up 88.1% on pro forma aggregated revenues for Q1 2009.

The automotive market presents a large opportunity and we are supporting significant and sustained design-in activity.  Penetration of Bluetooth and GPS continues to grow rapidly, and Wi-Fi is also becoming an important part of the infotainment suite in cars. Our continued growth in this area has been confirmed by iSuppli and we were pleased to have been ranked as a top five supplier of infotainment to the automotive industry.

There is also long term regulatory support for increasing GPS adoption with a number of countries recently mandating the inclusion of GPS functionality in cars, with location tracking in emergencies or road tolling being the primary requirements.  Brazil requires this in all new cars being sold.  As a leading global supplier in this area, we are well positioned to take advantage of this long-term structural growth.

In Wi-Fi, we won a number of designs during the quarter such as one for our latest generation discrete Wi-Fi solution, UF6026, with a leading European automotive company.  In GPS, our SiRFstarIV design-win with an existing Bluetooth automotive customer demonstrates the cross-selling benefits we are gaining from our diversified product portfolio.  In Bluetooth, we won a major design win to supply BT to car radios. Our customers welcome the fact we can now offer a suite of market leading products that respond to the exacting quality requirements of the automotive industry.

The PND market continues to be robust and we believe that the significant levels of demand in the BRIC countries will lead to continued good growth.  Demand from our Asian customers for both our Prima solution at the high end of the market as well as our SiRFatlas range at the value end of the market has been strong.

BRIC Countries

Brazil, Russia, India and China (“BRIC countries”) all account for very exciting markets with significant growth opportunities for CSR. Consumers increasingly expect to find connectivity and location services built into handsets and vehicles and into an increasingly wide range of electronic goods, including gaming devices, digital still cameras and netbooks.

All this feeds demand for our chips, and the economic growth of the BRIC countries is adding to marketplace momentum.  As a result we continue to invest in development and support resources, building on an already strong position in many of these markets.

In the handset market, China is a tremendous opportunity for us across all our technologies. We continue to be a leading player in Bluetooth, where demand was strong in the first quarter, whilst in GPS, our SiRFstarIV is recommended on China Mobile’s Ophone platform.  We are also seeing customer interest for our Wi-Fi solutions in China.  As mentioned above, the automotive and PND markets were also very strong in the first quarter, and our market leading position in a number of BRIC countries positions us well for the long-term growth we see in those areas.

Financial Review - First Quarter ended 2 April 2010

Revenue
	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Change %	Q4 2009	Change Q4 2009 to Q1 2010	Change %
Revenue	$173.0m	$80.6m	$92.4m	115%	$198.1m	($25.1m)	(13%)
Top Five Customers	47%	52%	(5%)	n/a	38%	9%	n/a

Revenue was up year on year due to the contribution of GPS, the market rebound discussed above, as well as continued market share gains also described above. Our business continues to diversify, as the share of revenue from our top five customers declined to 47%.

Gross Profit
	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Change %	Q4 2009	Change Q4 2009 to Q1 2010	Change %
Underlying Gross Profit	$80.5m	$33.1m	$47.4m	143%	$93.6m	($13.1m)	(14%)
Gross Profit	$79.2m	$33.1m	$46.1m	139%	$93.6m	($14.4m)	(15%)
Underlying* Gross Margin	46.5%	41.1%	5.4%	N/A	47.3%	(0.8%)	N/A
Gross Margin	45.8%	41.1%	4.7%	N/A	47.3%	(1.5%)	N/A

Our gross profit margin improved substantially year-on-year due primarily to a shift in our product mix to higher margin products in our Audio & Consumer and Automotive & PND business units. This was in part driven by the inclusion of GPS technology following the acquisition of SiRF.

Operating Expenses
	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Change %	Q4 2009	Change Q4 2009 to Q1 2010	Change %
Underlying* R&D expenditure	$43.7m	$32.1m	$11.6m	36%	$43.2m	$0.5m	1%
R&D expenditure	$46.8m	$34.8m	$12.0m	34%	$47.1m	($0.3m)	(1%)
Underlying* SG&A expenditure	$25.3m	$17.5m	$7.8m	45%	$24.6m	$0.7m	3%
SG&A expenditure	$27.5m	$19.5m	$8.0m	41%	$25.5m	$2.0m	8%
Share-based payment charges	$3.1m	$2.5m	$0.6m	24%	$1.3m	$1.8m	138%

Operating expenses have increased largely as a result of the acquisition of SiRF but also reflect the significant costs taken out of the combined group over the last 18 months. Underlying operating expenses  decreased to 40% of revenue, from 61% in the earlier period.  The increase in share-based payments was due to the reversal in Q4 2009 of charges associated with EPS based performance conditions on share options not being met.

Operating expense is expected to increase going forward as we continue to invest in future technologies to take advantage of the many opportunities that we see ahead of us, particularly in the BRIC countries.

Operating Result

	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Q4 2009	Change Q4 2009 to Q1 2010
Underlying operating profit/(loss)	$11.5m	($16.5m)	$28.0m	$25.8m	($14.3m)
Underlying operating margin	6.6%	(20.5%)	27.1%	13.0%	(6.4%)
Operating profit/(loss)	$4.9m	($21.2m)	$26.1m	$21.0m	($16.1m)
Operating margin	2.9%	(26.3%)	29.2%	10.6%	(7.7%)

Our underlying operating margin was 6.6%, a significant turnaround from the prior year and trending back towards our operating model of 15% over the medium term.

Investment Income and Finance income/(expense)

	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Change %	Q4 2009	Change Q4 2009 to Q1 2010	Change %
Investment income	$0.2m	$0.6m	($0.4m)	(67%)	$0.2m	-	-
Finance (expense)/income	($0.7m)	($2.0m)	$1.3m	(65%)	$0.7m	($1.4m)	(200%)

Our investment income was extremely low during the period, as interest rates continue to be very low globally. Finance expense in the period reflected exchange losses on non-US dollar balances.

To manage exposure to foreign exchange movements, we enter into US dollar forward contracts. Our average US dollar contract rate for 2010 has been set at $1.56 (2009: $1.93).  A substantial proportion of our UK sterling denominated operating expenses are hedged with US dollar forward contracts 11 to 15 months in advance.

Tax

	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Q4 2009	Change Q4 2009 to Q1 2010
Profit/(loss) before taxation	$4.4m	($22.6m)	$27.0m	$21.9m	($17.5m)
Tax charge/(credit)	$1.1m	($11.3m)	($12.4m)	$1.5m	($0.4m)
Effective tax rate	24.9%	50%	n/a	6.7%	n/a

Our effective tax rate at 24.9% is in line with our long term expectations, reflecting the 28% U.K. statutory rate, as well as the benefit of R&D tax credits, primarily in the U.K.

Earnings

	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Change %	Q4 2009	Change Q4 2009 to Q1 2010	Change %
Underlying diluted earnings /(loss) per share	$0.05	($0.06)	$0.11	183%	$0.14	($0.09)	(64%)
Diluted earnings/ (loss) per share	$0.02	($0.09)	$0.11	122%	$0.11	($0.09)	(81%)

Earnings per share improved from a year earlier, reflecting the rebound in revenue and gross margin.

Balance Sheet

	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Change %	Q4 2009	Change Q4 2009 to Q1 2010	Change %
Inventory	$85.2m	$48.6m	$36.6m	75%	$72.3m	$12.9m	18%
Inventory days	84	94	(10)	n/a	63	21	n/a
Trade Receivables	$92.9m	$53.4m	$39.5m	74%	$84.3m	$8.6m	10%
Days’ sales outstanding	45	51	(6)	n/a	40	5	n/a

Working capital remains well under control, with both inventory and receivables in line with long-term objectives.

Cash

	Q1 2010	Q1 2009	Change Q1 2009 to Q1 2010	Change %	Q4 2009	Change Q4 2009 to Q1 2010	Change %
Cash, cash equivalents and treasury deposits	$408.1m	$262.9m	$145.2m	55%	$412.4m	($4.3m)	(1%)
Net cash from operating activities	($2.7m)	$3.6m	($6.3m)	(175%)	$20.9m	($23.6m)	(655%)

Cash has increased as a result of significant cash generation over the 12 months as well as the acquisition of the cash balance associated with SiRF. During the first quarter, we had a small cash outflow, as we built working capital to meet expected higher orders in the second quarter.

IFRS Disclosure
Although IFRS disclosures provide investors with an overall view of CSR’s performance, CSR also provides underlying line item disclosure.  CSR believes that these underlying items (in particular, underlying gross margin, underlying R&D expenditures, underlying SG&A expenditure, operating profit, operating margin and earnings per share derived therefrom) provide additional useful information on underlying trends.  Management uses underlying results to assess the financial performance of CSR’s business activities.  The term “underlying” is not defined in IFRS, and may therefore not be comparable with similarly titled measures reported by other companies.  Underlying measures are not intended as a substitute for, or a superior measure to, IFRS measures.

People
Overall headcount was 1,405 as at 2 April 2010 (end Q4 2009: 1,348).

Litigation status update

As previously disclosed, intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations, and we are currently involved in multiple lawsuits with Broadcom.  With respect to both existing and future litigation, we will continue to vigorously defend ourselves.

In the United States District Court for the Central District of California, the Markman hearing (in which the patents that are the subject of the proceedings are construed) is currently scheduled for May 2010, and jury trial is scheduled to start on January 2011.  Also, as previously disclosed, in an opinion dated 12 April 2010, the U.S. Court of Appeals for the Federal Circuit (the "Federal Circuit") affirmed the January 2009 Final ITC Ruling.

As the Final ITC Ruling has been in effect since January 2009, CSR has and will continue to conduct its affairs accordingly with respect to such Final ITC Ruling, as affirmed by the Federal Circuit.  As a result of this Federal Circuit ruling, the 2006 District Court patent case between SiRF and Broadcom, in which each is asserting patents against the other's products, will now proceed.

In view of the above, we anticipate incurring increasing legal expenses related to ongoing litigation. We were aware of the Broadcom litigation at the time of the acquisition of SiRF.  We recognise the possibility that Broadcom or third parties may pursue new or additional litigation, including enforcement activities making allegations against us and additional allegations before the courts, the ITC or in other venues. We will continue to take appropriate steps to deal with any claims that may be made.

Cautionary Note Regarding Forward Looking Statements

This release contains certain statements (including, statements concerning plans and objectives of management for future operations or performance, or assumptions related thereto) that are ‘forward looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995 in relation to the future financial and operating performance and outlook of CSR. These forward-looking statements can be identified by words such as ‘believes’, estimates’, ‘anticipates’, ‘expects’, ‘intends’, ‘will’, ‘plans’, ‘should’, “may” and other similar expressions, including statements relating to: expected developments in our product portfolio, expected revenues, expected future design wins and increase in market share, the expected incorporation of our products in those of our customers, the expectation of volume shipments of our products, and the current expectations and beliefs of management of CSR.  These forward-looking statements are based upon numerous assumptions regarding CSR’s business strategies and the environment in which CSR will operate and therefore involve a number of known and unknown risks, contingencies, uncertainties and other factors, many of which are beyond the control of CSR.

There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements. These factors include, but are not limited to: a continuing or worsening economic downturn, which could reduce demand for consumer products; risks associated with securing sufficient capacity from third-parties that manufacture, assemble and test CSR’s products and other risks relating to CSR’s fabless business model; continuing or worsening declines in average selling prices of CSR’s products; risks associated with existing or future litigation; costs associated with the development of new products in response to market demand; errors or failures in the hardware or software components of CSR’s products; risks associated with acquiring and protecting intellectual property; risks relating to forecasting consumer demand for and market acceptance of CSR’s products and the products that use CSR’s products; the cyclicality of the semiconductor industry; the potential for disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors; CSR’s ability to manage past and future acquisitions; CSR’s ability to attract and retain key personnel, including engineers and technical personnel; and the difficulty in predicting future results .

Each forward looking statement speaks only as of the date hereof. CSR does not undertake to release publicly any updates or revisions to any forward looking statements contained herein, otherwise than required by law.

Condensed consolidated income statement

	Note	Q1 2010	Q4 2009	Q1 2009	2009
		(unaudited)	(unaudited)	(unaudited)	(audited)
			$’000		$’000
Revenue		173,026	198,077	80,553	601,399
Underlying cost of sales		(92,484)	(104,437)	(47,432)	(333,099)
Amortisation of acquired intangible assets		(1,321)	-	-	-
		__________	__________	__________	__________
Gross profit	3	79,221	93,640	33,121	268,300
Underlying research and development		(43,714)	(43,242)	(32,139)	(155,462)
Share option charges		(1,763)	(1,406)	(1,461)	(6,763)
Amortisation of acquired intangible assets		(1,286)	(2,501)	(1,199)	(7,488)
Research and development		(46,763)	(47,149)	(34,799)	(169,713)

Underlying selling, general and administrative		(25,341)	(24,570)	(17,459)	(85,905)
Share option charges		(1,330)	149	(994)	(3,818)
Amortisation of acquired intangible assets		(844)	(950)	-	(1,979)
Acquisition fees		-	-	-	(10,572)
Integration and restructuring		-	(95)	(1,031)	(12,227)
Selling, general and administrative		(27,515)	(25,466)	(19,484)	(114,501)
		__________	__________	__________	__________
Operating profit (loss)	4	4,943	21,025	(21,162)	(15,914)
Investment income		157	178	618	1,915
Finance (expense) income		(747)	690	(2,007)	(243)
		__________	__________	__________	__________
Profit (loss) before tax		4,353	21,893	(22,551)	(14,242)
		__________	__________	__________	__________
Tax		(1,086)	(1,468)	11,271	2,933
		__________	__________	__________	__________
Profit (loss) for the period		3,267	20,425	(11,280)	(11,309)
		__________	__________	__________	__________
Earnings (loss) per share		$	$	$	$
Basic	6	0.02	0.12	(0.09)	(0.07)
Underlying diluted (unaudited in all periods)	6	0.05	0.14	(0.06)	0.20
Diluted	6	0.02	0.11	(0.09)	(0.07)

Condensed consolidated statement of comprehensive income

	Q1 2010	Q4 2009	Q1 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Profit (loss) for the period	3,267	20,425	(11,280)	(11,309)
Other comprehensive income
(Loss) gain on cash flow hedges	(5,813)	4,925	12,026	34,228
Net tax on cash flow hedges in equity	1,628	(1,295)	(3,456)	(9,589)
Transferred to income statement in respect of cash flow hedges	(1,209)	(708)	(1,038)	(5,463)
Tax on items transferred from equity	339	198	291	1,530
	__________	__________	__________	__________
Total comprehensive (loss) income for the period	(1,788)	23,545	(3,457)	9,397
	__________	__________	__________	__________

Condensed consolidated balance sheet

	2 April 2010	1 January 2010	3 April 2009
	(unaudited)	(audited)	(unaudited)
	$’000	$’000	$’000
Non-current assets
Goodwill	221,451	221,451	106,322
Other intangible assets	43,361	44,974	18,658
Property, plant and equipment	37,002	40,551	44,780
Deferred tax asset	6,276	4,341	14,982
	__________	__________	__________
	308,090	311,317	184,742
	__________	__________	__________
Current assets
Inventory	85,165	72,345	48,609
Derivative financial instruments	466	2,397	472
Trade and other receivables	109,563	99,347	67,201
Corporation tax debtor	6,193	5,433	1,627
Treasury deposits and investments	268,996	241,763	171,000
Cash and cash equivalents	139,140	170,601	91,905
	__________	__________	__________
	609,523	591,886	380,814
	__________	__________	__________
Total assets	917,613	903,203	565,556
	__________	__________	__________
Current liabilities
Trade and other payables	124,291	116,366	50,345
Current tax liabilities	414	1,332	1,550
Obligations under finance leases	308	326	301
Derivative financial instruments	4,113	230	20,507
Provisions	4,753	8,122	3,543
Contingent consideration	-	-	753
	__________	__________	__________
	133,879	126,376	76,999
	__________	__________	__________
Net current assets	475,644	465,510	303,815
	__________	__________	__________
Non-current liabilities
Deferred tax liability	-	-	3,666
Contingent consideration	-	-	16,747
Long-term provisions	2,353	2,716	1,560
Obligations under finance leases	-	-	298
	__________	__________	__________
	2,353	2,716	22,271
	__________	__________	__________
Total liabilities	136,232	129,092	99,270
	__________	__________	__________
Net assets	781,381	774,111	466,286
	__________	__________	__________
Equity
Share capital	320	318	238
Share premium account	366,771	363,032	91,523
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Employee Benefit Trust Reserve	(40,224)	(40,224)	(40,224)
Hedging reserve	(3,517)	3,505	(14,272)
Share based payment reserve	51,539	48,446	30,319
Tax reserve	37,624	33,433	33,072
Retained earnings	306,344	303,077	303,106
	__________	__________	__________
Total equity	781,381	774,111	466,286
	__________	__________	__________

Condensed consolidated statement of changes in equity

	Called-up share capital	Share premium account	Capital redemption reserve	Merger reserve	Employee Benefit Trust Reserve	Hedging reserve	Share-based payment reserve	Tax reserve	Retained earnings	Total

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111
Profit for the period	-	-	-	-	-	-	-	-	3,267	3,267
Other comprehensive (loss) income for the period	-	-	-	-	-	(7,022)	-	1,967	-	(5,055)
	_______	_______	_________	_________	_________	_______	_________	_________	_________	_______
Total comprehensive (loss) income for the period	-	-	-	-	-	(7,022)	-	1,967	3,267	(1,788)
Share issues	2	3,739	-	-	-	-	-	-	-	3,741
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	3,093	-	-	3,093
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	2,224	-	2,224
	_______	_______	_________	_________	_________	_______	_________	_________	_________	_______
At 2 April 2010	320	366,771	950	61,574	(40,224)	(3,517)	51,539	37,624	306,344	781,381
	_______	_______	_________	_________	_________	_______	_________	_________	_________	_______

Condensed consolidated statement of changes in equity (continued)

	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000
At 2 January 2009	238	91,448	950	61,574	(40,224)	(25,260)	27,864	35,770	314,386	466,746
Loss for the period	-	-	-	-	-	-	-	-	(11,309)	(11,309)
Other comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	-	20,706
	______	______	______	______	________	________	______	________	________	_________
Total comprehensive income (loss) for the period	-	-	-	-	-	28,765	-	(8,059)	(11,309)	9,397
Share issues	80	271,584	-	-	-	-	-	-	-	271,664
Credit to equity for equity-settled share-based payments	-	-	-	-	-	-	10,581	-	-	10,581
Credit to equity for equity-settled share based payments on acquisition	-	-	-	-	-	-	10,001	-	-	10,001
Current tax benefit taken directly to equity on share option gains	-	-	-	-	-	-	-	2,648	-	2,648
Deferred tax benefit on share option gains	-	-	-	-	-	-	-	3,074	-	3,074
	______	______	______	______	________	________	______	________	________	_________
At 1 January 2010	318	363,032	950	61,574	(40,224)	3,505	48,446	33,433	303,077	774,111
	______	______	______	______	________	________	______	________	________	________

Condensed consolidated cash flow statement

		Q1 2010	Q4 2009	Q1 2009	2009
		(unaudited)	(unaudited)	(unaudited)	(audited)
	Note	$’000	$’000	$’000	$’000
Net cash from operating activities	7	(2,713)	20,923	3,586	50,233
		__________	__________	__________	__________
Investing activities
Interest received		171	335	836	2,307
Purchase of treasury deposits, net of treasury deposits acquired with subsidiary		(27,233)	(22,077)	(90,000)	(115,793)
Purchases of property, plant and equipment		(1,592)	(2,700)	(1,380)	(7,528)
Purchases of intangible assets		(3,274)	(3,225)	-	(5,799)
Acquisition of subsidiaries		-	-	-	66,489
		__________	__________	__________	__________
Net cash used in investing activities		(31,928)	(27,667)	(90,544)	(60,324)
		__________	__________	__________	__________
Financing activities
Repayments of obligations under finance leases		-	(385)	(757)	(1,282)
Proceeds on issue of shares		3,643	625	69	66
		__________	__________	__________	__________
Net cash from (used in) financing activities		3,643	240	(688)	(1,216)
		__________	__________	__________	__________

Net decrease in cash and cash equivalents		(30,998)	(6,504)	(87,646)	(11,307)

Cash and cash equivalents at beginning of period		170,601	176,074	180,898	180,898

Effect of foreign exchange rate changes		(463)	1,031	(1,347)	1,010

		__________	__________	__________	__________
Cash and cash equivalents at end of period		139,140	170,601	91,905	170,601
		__________	__________	__________	__________

Notes

1.     Basis of preparation and accounting policies

The financial information in this statement has been prepared under the same accounting policies as the statutory accounts for the 52 weeks ended 1 January 2010.

The annual financial statements of CSR plc are prepared in accordance with IFRSs, as adopted by the European Union and as issued by the International Accounting Standards Board (‘IASB’).  The financial statements for the 52 weeks ended 1 January 2010 were approved by the directors on 9 February 2010. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 435 of the Companies Act 2006.

Statutory accounts for the 53 weeks ended 2 January 2009 are available on CSR’s website at www.csr.com and have been filed with the Registrar of Companies. Those for the 52 weeks ended 1 January 2010 will be delivered following the Company’s annual general meeting.  The auditors’ report on the accounts for the 52 weeks ended 1 January 2010 was unqualified, did not draw attention to any matters by way of emphasis and did not contain statements under s498(2) or (3) of Companies Act 2006 or equivalent preceding legislation.

Whilst the financial information included in this quarterly announcement has been prepared in accordance with the recognition and measurement criteria of International Financial Reporting Standards (IFRSs) as adopted by the EU, this announcement does not contain itself sufficient information to comply with IFRSs.

The financial information for the quarters Q1 2010, Q4 2009 and Q1 2009 is unaudited.

The dates for the financial periods referred to are as follows:

Period	Duration	Dates
Q1 2010	13 weeks	2 January 2010 to 2 April 2010
Q4 2009	13 weeks	3 October 2009 to 1 January 2010
Q1 2009	13 weeks	3 January 2009 to 3 April 2009
2009	52 weeks	3 January 2009 to 1 January 2010
2008	53 weeks	29 December 2007 to 2 January 2009

2.       Changes in share capital

1,221,821 ordinary shares were issued for employee option exercises in Q1 2010. Consideration was $3,754,000 at a premium of $3,752,000.

As at 2 April 2010 there were 183,522,603 shares in issue.

3.       Reconciliation of gross profit to underlying gross profit
	Q1 2010	Q4 2009	Q1 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Gross profit	79,221	93,640	33,121	268,300
Add back:
Amortisation of acquired intangible assets	1,321	-	-	-
	__________	__________	__________	__________
Underlying gross profit/(loss)	80,542	93,640	33,121	268,300
	__________	__________	__________	__________

4.	Reconciliation of operating profit to underlying operating profit

	Q1 2010	Q4 2009	Q1 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Operating profit (loss)	4,943	21,025	(21,162)	(15,914)
Add back:
Share option charges	3,093	1,257	2,455	10,581
Acquisition fees	-	-	-	10,572
Integration and restructuring	-	95	1,031	12,227
Amortisation of acquired intangible assets	3,451	3,451	1,199	9,467
	__________	__________	__________	__________
Underlying operating profit	11,487	25,828	(16,477)	26,933
	__________	__________	__________	__________

5.	Amortisation of intangibles

	Q1 2010	Q4 2009	Q1 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
Included within:	$’000	$’000	$’000	$’000
Cost of sales	1,321	-	-	-
Research and development	1,286	2,501	1,199	7,488
Selling, general and administrative	844	950	-	1,979
	_________	_________	_________	_________
Amortisation of acquired intangibles	3,451	3,451	1,199	9,467
	_________	_________	_________	_________

6.	Earnings (loss) per ordinary share

The calculation of earnings (loss) per share is based upon the profit (loss) for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares*
Q1 2010	178,076,517	183,597,146
Q4 2009	177,335,662	182,617,405
Q1 2009	128,773,576	130,115,569
2009	153,927,671	157,448,170

*Share options are only treated as dilutive where the result after taxation is a profit.

	Q1 2010	Q4 2009	Q1 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
Earnings	$’000	$’000	$’000	$’000

Profit (loss) for the period	3,267	20,425	(11,280)	(11,309)
Add back:
Share option charges	3,093	1,257	2,455	10,581
Acquisition fees	-	-	-	10,572
Integration and restructuring, net of tax	-	68	743	8,807
Deferred tax adjustment on previous acquisitions	-	-	-	2,946
Amortisation of acquired intangibles	3,451	3,451	863	9,131
	_________	_________	_________	_______
Underlying profit (loss) for the period	9,811	25,201	(7,219)	30,728
	_________	_________	_________	_______

Earnings (loss) per share	Q1 2010	Q4 2009	Q1 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$	$	$	$
Basic	0.02	0.12	(0.09)	(0.07)
Diluted	0.02	0.11	(0.09)	(0.07)
Add back:
Share option charges	0.01	0.01	0.02	0.07
Integration and restructuring, net of tax	-	-	-	0.05
Deferred tax adjustment on previous acquisitions	-	-	-	0.02
Acquisition fees, net of tax	-	-	-	0.07
Amortisation of intangibles	0.02	0.02	0.01	0.06
	_________	_________	_________	_________
Underlying diluted	0.05	0.14	(0.06)	0.20
	_________	_________	_________	_________

7.	Reconciliation of net profit (loss) to net cash from operating activities

	Q1 2010	Q4 2009	Q1 2009	2009
	(unaudited)	(unaudited)	(unaudited)	(audited)
	$’000	$’000	$’000	$’000
Net profit (loss)	3,267	20,425	(11,280)	(11,309)

Adjustments for:
Investment income	(157)	(178)	(618)	(1,915)
Finance costs/(income)	747	(690)	2,007	243
Income tax expense (credit)	1,086	1,468	(11,271)	(2,933)
Amortisation of intangible assets	4,431	4,170	1,781	11,860
Depreciation of property, plant and equipment	5,097	4,596	4,458	18,383

Loss on disposal of property, plant and equipment and intangible fixed assets	16	16	448	503
Share option charges	3,093	1,257	2,455	10,581
(Decrease) increase in provisions	(742)	3,097	(1,100)	4,313
	__________	__________	__________	__________
Operating cash flows before movements in working capital	16,838	34,161	(13,120)	29,726

(Increase) decrease in inventories	(12,820)	7,062	17,592	8,679
(Increase) decrease in receivables	(10,303)	5,035	12,756	3,642
Increase (decrease) in payables	4,064	(24,805)	(12,756)	8,233
	__________	__________	__________	__________
Cash generated by operations	(2,221)	21,453	4,472	50,280

Foreign tax paid	(375)	(188)	(227)	(782)
Interest paid	(117)	(342)	(659)	(1,252)
R&D tax credit received	-	-	-	1,987
	__________	__________	__________	__________
Net cash (outflow) inflow from operating activities	(2,713)	20,923	3,586	50,233
	__________	__________	__________	__________

8.	Patent litigation

On 14 May 2008, Broadcom Corporation (“Broadcom”) sued SiRF Technology, Inc. (“SiRF”) alleging infringement of four Broadcom patents.  The suit, captioned Broadcom Corporation v. SiRF Technology, Inc., Case No. SACV08-546, is pending in the Federal District Court for the Central District of California.  SiRF responded to Broadcom’s Complaint on 4 June 2008, denying infringement and alleging counterclaims seeking, inter alia, judicial declarations that SiRF does not infringe the patents-in-suit and that the patents are invalid.

On 13 October 2009, Broadcom filed a First Amended Complaint (“FAC”) adding CSR plc (“CSR”) as a defendant and asserting additional claims for false advertising under the Lanham Act, California Business and Professions Code section 17500, et. seq. (false advertising), and California Business and Professions Code section 17200, et seq. (unfair competition).  Broadcom asserted each of its original and new claims against both SiRF and CSR.

SiRF and CSR responded to Broadcom’s FAC on 28 October 2009, denying infringement and alleging counterclaims seeking, inter alia, declarations that SiRF and CSR do not infringe and that the patents are invalid.  SiRF also asserted new counterclaims for (1) false advertising under the Lanham Act and California Business and Professions Code sections 17200, et seq. and 17500, et seq., and for (2) frivolous litigation under section 17200.

The Markman hearing (in which the patents that are the subject of the proceedings are construed) is currently scheduled for May 2010, and jury trial is scheduled to start on January 2011.

On 7 May 2007, the International Trade Commission (“ITC”) initiated an investigation of SiRF and other entities based on a complaint filed by Global Locate, Inc. (“Global Locate”).  Global Locate’s complaint alleged a violation of the Tariff Act of 1930 (19 U.S.C. § 1337) based on SiRF’s alleged infringement of six patents.  Broadcom later joined the action as a complainant, following its acquisition of Global Locate.  On 8 August 2008, the administrative law judge (“ALJ”) issued an initial determination on Broadcom/Global Locate’s claims, finding a violation of section 1337 with respect to the asserted patents.  On 22 August 2008, the ALJ issued a recommended determination on remedy and bonding that, among other things, recommended an importation ban with respect to certain of the allegedly infringing SiRF products.

On 15 January 2009, the ITC (1) issued a limited exclusion order prohibiting the entry by SiRF and the other named respondents of unlicensed SiRF GPS chips, and products incorporating them, that had been found to infringe various claims of the asserted patents and (2) issued a cease-and-desist order against SiRF.  Finally, for any temporary importation of the relevant products during the Presidential review period for the ITC’s decision, the ITC set the bond at 100% of the value of the imported products.

The ITC’s decision became final on 16 March 2009, at the conclusion of the Presidential review period.  On 1 May 2009, SiRF filed an appeal with the United States Court of Appeals for the Federal Circuit asking that the Federal Circuit reverse the ITC’s findings with respect to all six asserted patents.   In an opinion dated 12 April 2010, the U.S. Court of Appeals for the Federal Circuit (the "Federal Circuit") affirmed the January 2009 Final ITC Ruling.  As a result of this Federal Circuit ruling, the 2006 District Court patent case between SiRF and Broadcom, in which each is asserting patents against the other's products, will now proceed.

The Group continues to defend itself vigorously.  It is not possible to predict the outcome of the litigation with any level of certainty.  Thus, no provision has been made in these financial statements because it is not possible to make a reliable estimate of the outcome of these legal proceedings.